Mail Stop 6010   August 18, 2006

Sachiko Kuno, Ph.D.
President and Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

>   **Re: Sucampo Pharmaceuticals, Inc.**
>   **Amendment No. 1 Registration Statement on Form S-1**
>   **Filed August 11, 2006**
>   **File No. 333-135133**

Dear Dr. Kuno

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure throughout to provide updated financial statements and related financial information through June 30, 2006.

2. We note your response to our prior comment 8 and reissue that comment in part. We understand that the risk factor on page 20 discusses the risks associated with Takeda's termination rights. Please, however, provide us an analysis of the

importance to your business of the future approval of AMITIZA for the treatment of irritable bowel syndrome.

Summary, pages 1-7

3. We note your response to our prior comment 10 and reissue that comment in part. Please revise your disclosure to clarify that your planned Phase IIb clinical trial for cystic fibrosis in 2007 is different than the Phase IIa clinical trial already completed and that it is for the treatment of gastrointestinal disorders associated with cystic fibrosis.

4. We note your response to our prior comment 11 and reissue that comment in part. Please revise your disclosure on pages 106 and 107 regarding the Sucampo Group Reorganization to describe its purpose, who proposed it and why the reorganization will not take place unless the firm commitment offering is consummated. In addition, please also disclose on page 3 in your summary where you discuss the reorganization whether the underwriting agreement requires the consummation of the reorganization as a condition to closing the offering.

Risk Factors, pages 8-29

We rely on third parties to conduct our clinical trials . . . ., page 21

5. We note your response to our prior comment 24 and reissue that comment in part. Please disclose the number of parties that you engage to conduct your clinical trials.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 38

Stock-Based Compensation, page 44

6. We are considering your response to prior comment 33 and may have further comments when you include the offering price in your registration statement.

Research and Development Expenses, page 48

7. With further regard to your response to our comment 34, please disclose the explanation provided in your response for why it is impractical to break out historical research and development expenses by project.

Commitments and Contingencies, page 57

8. Please revise the total obligation of your "notes payable – related parties" within the table of contractual obligations, as $4,602 no longer equals the addition of your 2006 and 2007 obligation.

SPI-8811, pages 74-77

9. With respect to the 2003 Phase II clinical trial for cystic fibrosis for which the results were inconclusive, please revise your disclosure to clarify if this clinical trial was for the treatment of the disease or for specific disorders associated with the disease. In that regard, we note that your planned Phase IIb clinical trial for cystic fibrosis in 2007 is for the treatment of gastrointestinal disorders associated with cystic fibrosis.

Marketing and Sales, pages 79-80

10. We note your response to our prior comment 43 and reissue that comment in part. With respect to your agreement with Ventiv, please revise your disclosure to disclose any material amounts payable to Ventiv. Your disclosure may describe material amounts payable in the aggregate or annually. Please note that material information is not appropriate for confidential treatment.

Certain Relationships and Related Party Transactions, pages 106-111

11. We note your response to our prior comment 44 and your belief that the conditions to the completion of the Sucampo Group reorganization are not material. Please supplementally provide us a description of those conditions and any other the circumstances under which the reorganization may be terminated as well as your analysis regarding materiality.

Underwriting, pages 122-127

12. We note your response to our prior comment 48 and your reference to fees paid in the past. Please supplementally provide us information regarding the timing and amount of such fees.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13. We acknowledge your response to our comment 50. Please further elaborate why it is appropriate to defer the $30 million received as reimbursement payments from Takeda. Management stipulated that is had a constructive obligation to continue the studies and clinical trials while funding the subsequent $20 million in costs. Please tell us your basis for determining this "constructive obligation." Additionally, please tell us, based upon the specific provisions of the development agreement with Takeda, the ramifications to the company if research and development activities ceased subsequent to receipt of the $30 million that would support management's position that a continuing obligation exists.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Ave., NW
        Washington, District of Columbia 20006